

Mail Stop 4628

September 22, 2016

Mark A. Erickson
Chairman and Chief Executive Officer
Extraction Oil & Gas, LLC
370 17th Street, Suite 5300
Denver, Colorado 80202

> **Re:**   **Extraction Oil & Gas, LLC.**
> **Registration Statement on Form S-1**
> **Filed September 14, 2016**
> **File No. 333-213634**

Dear Mr. Erickson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Executive Compensation, page 140

Narrative Disclosure to Summary Compensation Table and Outstanding Equity Awards at Fiscal Year-End, page 143

Long-term Incentive Compensation, page 143

Treatment of Incentive Units and RUAs in Connection with this Offering, page 145

1.   You disclose that Messrs. Erickson, Owens and Kelley will receive shares of common stock, with the exchange of Extraction Oil & Gas Holdings, LLC incentive units and RUAs for shares of your common stock in connection with the merger of Holdings with and into, you, as part of this offering. With respect to RUAs these officers hold in Holdings, you further disclose that a subset of the shares each officer will receive will

remain subject to "continued vesting and forfeiture, as described for the 2016 RUAs above." However, on page 144, in the first paragraph you disclose that the 2016 RUAs, while expected to vest ratably over three years, will experience accelerated vesting upon a change in control, and that this offering will constitute a change in control. Please clarify whether all of Holdings executives' RUAs will vest upon this offering, with such equity interest in Holdings being exchanged for your shares in connection with Holdings merger with and into you, or whether certain RUAs will be subject to continued vesting and forfeiture after this offering.

Security Ownership of Certain Beneficial Owners and Management, page 149

2.   Expand footnote 7 for "Entities Affiliated with Neuberger Berman" to identify the funds and the natural person(s) having voting or investment power over those shares. See Rule 13d-3 under the Securities Exchange Act of 1934.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Donald Delaney at (202) 551-3863 or Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters, and you may contact Ronald Winfrey at (202) 551-3704 if you have any questions on engineering comments. Please contact Kevin Dougherty at (202) 551-3271 or me at (202) 551-3745 with any other questions.

                            Sincerely,

                            /s/H. Roger Schwall

                            H. Roger Schwall
                            Assistant Director
                            Office of Natural Resources